-------------------------------------------------------------------------------

                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from       to


                       Commission File Number ____________


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          INTERNATIONAL GAME TECHNOLOGY
                               PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          INTERNATIONAL GAME TECHNOLOGY

                      9295 Prototype Drive, Reno, NV 89511

                                 (775) 448-7777

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN






Financial Statements for the Years Ended
December 31, 1998 and 1997, Supplemental
Schedules for the Year Ended December 31, 1998, and Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

TABLE OF CONTENTS


                                                                           Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits                              2

Statements of Changes in Net Assets Available
  for Benefits                                                               3

Notes to Financial Statements                                                4

Item 27a - Supplemental Schedule of Assets Held
  for Investment Purposes                                                   10

Item 27d - Supplemental Schedule of Reportable  Transactions
  Single Transactions in Excess of 5% of Plan Assets                        11

Item  27d  -  Supplemental   Schedule  of  Reportable   Transactions
  Series of Transactions in Excess of 5% of Plan Assets                     12

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP



May 26, 1999

Reno, Nevada

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


ASSETS                                                     1998         1997

  Money market and cash equivalents                    $   625,827   $ 1,078,753
  Investments, at fair value                            87,659,661    74,964,372
  Contributions receivable                                 237,302       384,863
  Loans to participants                                  4,195,026     3,594,474
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR                               $92,717,816   $80,022,462
  BENEFITS                                             ===========   ===========






                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                           1998         1997
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments          $ 6,224,216   $12,105,169
    Interest                                               461,061       483,870
    Dividends                                            1,194,708     1,039,111
                                                       -----------   -----------
                                                         7,879,985    13,628,150
  Contributions:
    Employer                                             8,675,950     7,556,601
    Participant                                          3,793,454     3,156,595
                                                       -----------   -----------

      Total additions                                   20,349,389    24,341,346
                                                       -----------   -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants                          7,171,897     7,630,107
  Administrative expenses                                  482,138       406,812
                                                       -----------   -----------

      Total deductions                                   7,654,035     8,036,919
                                                       -----------   -----------

NET INCREASE                                            12,695,354    16,304,427

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                     80,022,462    63,718,035
                                                       -----------   -----------
  END OF YEAR                                          $92,717,816   $80,022,462
                                                       ===========   ===========







                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997
-------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    The IGT Profit Sharing Plan ("Plan") is sponsored by International Game Technology (the "Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

    The Plan is subject to the  provisions  of the  Employee  Retirement  Income
    Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

    Profit Sharing Program - The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of International Game Technology. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator. Refer to "Investment Options" below for further information of available investment funds.

    Company employees are eligible to participate in the Plan after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

    The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule.

    401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time upon adequate notice to the employer.

    On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

    The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

    Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are affected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

    Investment Options - The Company has selected seven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

            Capital Market Group Government Money Fund
            Capital Market Group Intermediate Fixed Income Fund
            Capital Market Group Small Capitalization Growth Equity Fund Capital Market Group Large Capitalization Growth Equity Fund Capital Market Group Large Capitalization Value Equity Fund Capital Market Group International Equity Investment Fund Common Stock - International Game Technology

    The  Company  invests  employer  profit  sharing   contributions   not  yet
    distributed in U.S. Treasury Bills and Money Funds.

    Benefit Payments and Vesting - Participants are immediately vested in their pre-tax 401(k) contributions, Company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:

                           Completed Years
                          of Vesting Service    Vested Portion
                                 0                   0%
                                 1                  10%
                                 2                  20%
                                 3                  30%
                                 4                  45%
                                 5                  60%
                                 6                  80%
                                 7                 100%

    A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

    Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

    If a terminating participant's vested account balance totals $3,500 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a terminating participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $3,500. Effective December 31, 1998, the Company amended the Plan allowing terminated participants to voluntarily defer payment of benefits until the normal retirement date if his or her vested account balance totals $5,000 or more.

    Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

    Plan Termination - In the event of Plan termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

    Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

    Administrative Expenses - Plan administrative expenses totaling $482,138 and $406,812 in 1998 and 1997, respectively, were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

    Money Market and Cash Equivalents - Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market, and are deemed to be cash equivalents.

    Investments, at Fair Value - All investments of the Plan are valued at quoted market prices as of December 31, 1998 and 1997. Investments include employer profit sharing contributions not yet distributed, and participant investment options.

    Benefits Payable - As of December 31, 1998 and 1997, net assets available for benefits included $8,524,708 and $7,142,347 due to participants who have withdrawn from participation in the Plan, respectively.

3.  INVESTMENTS

    All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:


                                                      1998          1997

Capital Market Group Government Money Fund        $12,021,465    $10,217,797
Capital Market Group Intermediate Fixed
  Income Fund                                       5,877,761      4,267,630
Capital Market Group Small Capitalization
  Growth Equity Fund                               10,469,793      9,016,787
Capital Market Group Large Capitalization
  Growth Equity Fund                               17,934,439     12,249,943
Capital Market Group Large Capitalization
  Value Equity Fund                                15,289,329     12,366,679
Capital Market Group International Equity
  Investment Fund                                   2,783,819      1,447,938
Common stock - International Game Technology       15,437,901     18,642,782
U.S. Treasury Bills                                         -      6,754,816
Money Funds                                         7,845,154              -
                                                    ---------      ---------
Total investments                                 $87,659,661    $74,964,372
                                                  ===========    ===========


4.  FUND INFORMATION

    Changes  in  fair  value  of   investments  by  fund,   investment   income,
    contributions, and benefits paid to participants are as follows for the years ended December 31, 1998 and 1997:

                                                          1998          1997

Increase (Decrease) in Fair Value of Investments:
  Capital Market Group Intermediate Fixed
    Income Fund                                      $    57,966   $     51,069
  Capital Market Group Small Capitalization
    Growth Equity Fund                                   111,647        936,655
  Capital Market Group Large Capitalization
    Growth Equity Fund                                 4,824,314      2,897,027
  Capital Market Group Large Capitalization
    Value Equity Fund                                  1,412,864      2,937,130
  Capital Market Group International Equity
    Investment Fund                                      351,548         (6,793)
  Common Stock - International Game Technology          (534,123)     5,290,081
                                                     -----------   ------------
Total                                                $ 6,224,216   $ 12,105,169
                                                     ===========   ============



                                                             1998         1997
Interest and Dividends:
  Capital Market Group Government Money Fund            $  593,592    $  525,204
  Capital Market Group Intermediate Fixed
    Income Fund                                            313,828       258,525
  Capital Market Group Large Capitalization
    Growth Equity Fund                                      23,074        59,144
  Capital Market Group Large Capitalization
    Value Equity Fund                                      181,846       102,426
  Capital Market Group International Equity
    Investment Fund                                         34,922        26,445
  Common Stock - International Game Technology              81,973        93,109
  Loan Fund                                                226,471       296,223
  U.S. Treasury Bills                                           --       161,905
  Money Funds                                              200,063            --
                                                           -------       -------
Total                                                   $1,655,769    $1,522,981
                                                        ==========    ==========

                                                              1998        1997
Employer Contributions:
  Capital Market Group Government Money Fund              $  123,258  $  130,932
  Capital Market Group Intermediate Fixed Income Fund         75,197      69,710
  Capital Market Group Small Capitalization Growth
   Equity Fund                                               163,295     155,458
  Capital Market Group Large Capitalization Growth
   Equity Fund                                               210,055     178,810
  Capital Market Group Large Capitalization Value
   Equity Fund                                               182,801     162,517
  Capital Market Group International Equity Investment
   Fund                                                       48,070      36,185
  Common Stock - International Game Technology               200,725     205,003
  U.S. Treasury Bills                                           --     6,617,986
  Money Funds                                              7,672,549          --
                                                           ---------   ---------
Total                                                     $8,675,950  $7,556,601
                                                          ==========  ==========

                                                             1998         1997
Participant Contributions:
  Capital Market Group Government Money Fund            $  629,091    $  473,711
  Capital Market Group Intermediate Fixed
    Income Fund                                            463,993       209,873
  Capital Market Group Small Capitalization
    Growth Equity Fund                                     601,260       545,640
  Capital Market Group Large Capitalization
    Growth Equity Fund                                     753,373       634,414
  Capital Market Group Large Capitalization
    Value Equity Fund                                      639,951       588,132
  Capital Market Group International Equity
    Investment Fund                                        204,457       146,798
  Common Stock - International Game Technology             501,329       558,027
                                                           -------       -------
Total                                                   $3,793,454    $3,156,595
                                                        ==========    ==========


                                                             1998        1997
Benefits paid to participants:
  Capital Market Group Government Money Fund              $1,376,510  $1,719,769
  Capital Market Group Intermediate Fixed
   Income Fund                                               736,632     855,275
  Capital Market Group Small Capitalization Growth
   Equity Fund                                               728,014   1,106,511
  Capital Market Group Large Capitalization Growth
   Equity Fund                                             1,719,180   1,011,933
  Capital Market Group Large Capitalization Value
   Equity Fund                                               842,249     954,646
  Capital Market Group International Equity Investment
   Fund                                                       89,800     131,835
  Common Stock - International Game Technology             1,289,068   1,472,428
  Loan Fund                                                  390,444     377,710
                                                          ----------  ----------
Total                                                     $7,171,897  $7,630,107
                                                          ==========  ==========


5.  FEDERAL INCOME TAXES

    The Plan has received a determination letter dated November 30, 1995 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
























                                           ******

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1998
-------------------------------------------------------------------------------

        (b)                                       (c)                    (d)         (e)
                                     ----------------------------
                                     Maturity   Interest                            Current
    Description                        Date      Rate       Units        Cost        Value

Capital Market Group Government
   Money Fund                                            12,021,465  $12,021,465  $12,021,465
Capital Market Group Intermediate
   Fixed Income Fund                                        714,187    5,808,464    5,877,761
Capital Market Group Small
   Capitalization Growth Equity Fund                        621,353   10,044,686   10,469,793
Capital Market Group Large
   Capitalization Growth Equity Fund                        794,262   12,043,512   17,934,439
Capital Market Group Large
   Capitalization Value Equity Fund                       1,172,495   14,412,431   15,289,329
Capital Market Group International
   Equity Investment Fund                                   242,916    2,671,432    2,783,819
Common Stock - International Game
  Technology                                                634,991   11,288,089   15,437,901
Money Funds                                               7,845,154    7,845,154    7,845,154
                                                                      ----------   ----------
  Total investments                                                  $76,135,233  $87,659,661
                                                                     ===========  ===========


Notes on Columns (a) through (e):
  (a) Omitted from the Department of Labor format because the answer is none.
  (b) General description of investments.
  (c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
  (d) Purchase price of investments.
  (e) Fair market value of investments.


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


    (a)                             (b)                       (c)          (d)        (g)           (h)        (i)

 Identity of                    Description                Purchase      Selling    Cost of       Value of      Net
Party Involved                 of Transaction                Price        Price      Asset      Transaction    Gain

Salomon Smith Barney    Redemption of U.S. Treasury bills              $6,773,000  $6,773,000   $6,773,000      --

Salomon Smith Barney    Purchase of Reserve Deposit
                          Account                          $6,769,536

Salomon Smith Barney    Redemption of Reserve Deposit                   5,095,086   5,095,086    5,095,086      --
                          Account



Notes to columns (c) through (i)
(c) Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year. (e) and (f) Omitted from the Department of Labor format because the answer in none. (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale. (h) Market value at the date of maturity or sale for each investment shown in column (d). (i) Difference between columns (d) and (g).

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

            (a)                (b)                        (c)           (d)         (g)          (h)          (i)
   Identity of             Description                 Purchase       Selling     Cost of     Value of        Net
 Party Involved          of Transaction                  Price         Price       Asset     Transaction     Gain
Salomon Smith Barney Purchase of Gov't Money Invts    $ 8,049,487
Salomon Smith Barney Redemption of Gov't Money Invts               $ 6,245,819  $ 6,245,819  $ 6,245,819  $       --
Salomon Smith Barney Purchase of Lg Cap Value Eqty      6,218,380
Salomon Smith Barney Purchase of Lg Cap Grw Invst       5,580,988
Salomon Smith Barney Redemption of Lg Cap Grw Invst                  4,105,980    3,005,441    4,105,980   1,100,539
Salomon Smith Barney Purchase of Sm Cap Grw Invst       4,577,084
Salomon Smith Barney Redemption of IGT Common Stock                  6,207,100    4,340,062    6,207,100   1,867,038
Salomon Smith Barney Purchase of Reserve Deposit Act   17,973,890
Salomon Smith Barney Redemption of Reserve Deposit Act              18,011,426   18,011,426   18,011,426          --
Salomon Smith Barney Redemption of U.S. Treasury Bills               9,897,000    9,897,000    9,897,000          --




Notes to columns (c) through (i)
(c) Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year. (e) and (f) Omitted from the Department of Labor format because the answer is none. (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale. (h) Market value at the date of maturity or sale for each investment shown in column (d). (i) Difference between columns (d) and (g).

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    INTERNATIONAL GAME TECHNOLOGY
                                    PROFIT SHARING PLAN


Date: June 28, 1999



                                    By: /s/ Maureen T. Mullarkey

                                            Maureen T. Mullarkey
                                            Chief Financial Officer and
                                            Vice President, Finance